UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PRIMEENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10

(Title of Class of Securities)

74158E104

(CUSIP Number)

Stephen W. Lake, Esq.
McJunkin Red Man Corporation
8023 East 63rd Place
Tulsa, Oklahoma 74133
(918) 250-8541

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MCJUNKIN RED MAN CORPORATION 55-0229830
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK (Please see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (See Instructions) CO

    This Amendment No. 4 (this “Amendment No. 4”) supplements and amends certain information in the Schedule 13D filed on June 2, 2009 as amended by Amendment No. 1 thereto filed on June 4, 2009, Amendment No. 2 thereto filed on May 24, 2010 and Amendment No. 3 thereto filed on May 27, 2010 (the “Original 13D” and, together with this Amendment No. 4, the “Schedule 13D”) by McJunkin Red Man Corporation, formerly McJunkin Corporation, a West Virginia corporation (“McJunkin Red Man”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by adding the following paragraph after the fifth paragraph thereof:

“On June 3, 2010, the sale of the Shares by McJunkin Red Man was completed (the “Closing”) in accordance with the Subscription Agreements, the Wehrle Subscription Agreement and the Repurchase Agreement (collectively, the “Agreements”).”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended as follows:

(i) Subsections (a) – (c) are amended and restated in their entirety as follows:

“(a) As of June 3, 2010, following the Closing, McJunkin Red Man does not beneficially own any shares of Common Stock.

(b)  As set forth in this Item 5(a), McJunkin Red Man does not beneficially own any shares of Common Stock.

(c)  Except for the transactions effected by McJunkin Red Man in connection with the Closing, no transactions in the shares of Common Stock were effected by McJunkin Red Man.”

(ii) Subsection (d) is amended by adding the following to the end thereof:

“On June 3, 2010, the sale of the Shares by McJunkin Red Man was completed in accordance with the Agreements.”

(iii) Subsection (e) is amended and restated in its entirety as follows:

“(e)  As a result of the Closing, on June 3, 2010, McJunkin Red Man ceased to be the beneficial owner of five percent or more of the outstanding shares of Common Stock. Accordingly, this statement on Schedule 13D is hereby terminated, and this Amendment No. 4 constitutes the final amendment hereto.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended by adding the following paragraph at the end thereof:

“On June 3, 2010, the sale of the Shares by McJunkin Red Man was completed in accordance with the Agreements.”

SIGNATURE TO SCHEDULE 13D

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: June 7, 2010.

MCJUNKIN RED MAN CORPORATION
/s/ Stephen W. Lake
By: Stephen W. Lake
Its: Executive Vice President and General Counsel